DENALI CAPITAL ACQUISITION CORP.

437 Madison Avenue, 27th Floor

New York, New York 10022

(646) 978-5180

April 4, 2022

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Joseph Ambrogi

Re:	Denali Capital Acquisition Corp. Registration Statement on Form S-1, as amended (File No. 333–263123)

Dear Mr. Ambrogi:

Denali Capital Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m., Washington D.C. time, on April 6, 2022, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very Truly Yours,

Denali Capital Acquisition Corp.

By:	/s/ Lei Huang
Lei Huang
Chief Executive Officer

cc:	David Ni, Sidley Austin LLP
Michael J. Blankenship, Winston & Strawn LLP